EXHIBIT 21.5

JERSEY CENTRAL POWER & LIGHT COMPANY
SUBSIDIARIES OF THE REGISTRANT
AT DECEMBER 31, 2004

STATE OF
NAME OF SUBSIDIARY	BUSINESS	ORGANIZATION

JCP&L Preferred Capital, Inc.	Special-Purpose Finance	Delaware
JCP&L Capital, L.P.	Special-Purpose Finance	Delaware

JCP&L Transition Funding LLC	Special-Purpose Finance	Delaware

Note: JCP&L, along with its affiliates Met-Ed and Penelec, collectively own all of the common stock of Saxton Nuclear Experimental Corporation, a Pennsylvania nonprofit corporation organized for nuclear experimental purposes which is now inactive. The carrying value of the owners’ investment has been written down to a nominal value.